UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

UNISYS CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNISYS TECHNICAL SERVICES SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNISYS CORPORATION
801 Lakeview Dr., Suite 100
Blue Bell, Pennsylvania 19422

UNISYS TECHNICAL SERVICES SAVINGS PLAN

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Unisys Technical Services Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Unisys Technical Services Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 28, 2017

UNISYS TECHNICAL SERVICES SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016
(in thousands)

2016
Assets	$—
Net assets available for benefits	$—
See accompanying notes to financial statements.

UNISYS TECHNICAL SERVICES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016
(in thousands)

2016
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$178
Net investment income from Master Trust	15
Total investment income	193
Contributions:
Employee	935
Employer	164
Total contributions	1,099
Other:
Transfer from Unisys Corporation Savings Plan	2,418
Total additions	3,710
Deductions from net assets attributed to:
Benefits paid to participants	818
Transfer to Unisys Corporation Savings Plan	2,891
Administrative and other expenses	1
Total deductions	3,710
Net decrease	—
Net assets available for benefits
Beginning of year	—
End of year	$—
See accompanying notes to financial statements.

UNISYS TECHNICAL SERVICES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016
1.    PLAN DESCRIPTION
The Unisys Technical Services Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participants should refer to the Plan document and the summary Plan description for complete information.
On January 1, 2016, the Plan was created as a spin-off of the Unisys Corporation Savings Plan (the Unisys Plan), which transferred $2.4 million to the Plan. On December 30, 2016, the Plan was merged back into the Unisys Plan and the Plan transferred $2.9 million back to the Unisys Plan, and the Plan was closed.
Contributions — Each Plan year, participants may contribute up to 80% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Company matching contributions are equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis and are made in the form of cash or Company Common Stock (subject to Code limits), at the discretion of the Company. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. In 2016, the matching contributions were paid in cash.
Investment Options — Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.
Vesting — Plan participants are immediately vested in their account balances at all times.
Notes Receivable from Participants — Participants may borrow from their Plan accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the statement of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when they are incurred.
Payment of Benefits — On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account, or in installments over one to twenty years, continue to hold his or her vested balance in the Plan (if it exceeds $1,000), or elect to roll over their balance into an eligible retirement plan as defined in the Code, including another qualified plan, the terms of which permit the acceptance of rollover distributions. Active participants may not elect to receive distributions in the form of an annuity or annual installments, and may receive in-service withdrawals in certain circumstances, as defined in the Plan document.
Administrative Fees — As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The Company paid most of the operating expenses for the Plan for the year ended December 31, 2016. The administrative fees paid by the Plan consist of record keeping, legal, accounting, trustee, and other administrative fees.

Plan Termination — The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 30, 2016, the Plan was merged into the Unisys Plan. Participants remained 100% vested in their accounts.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The Plan’s investments and Master Trust’s investments are stated at fair value except those investments that are fully benefit-responsive investments which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represents the fair value of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of the Company’s common stock are valued at the closing market price on the last day of the Plan year.
The Unisys Interest Income Fund includes investments in a short-term investment fund and synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of changes in net assets available for benefits is prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.37% per annum for 2016.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.
3.    INVESTMENTS
The Plan investments were transferred to the Unisys Plan at December 30, 2016.
The Plan had less than 1% interest in the Unisys Corporation Savings Plan Master Trust (the Master Trust) during the year ended December 31, 2016. The remaining amounts in the Master Trust are related to the Unisys Plan and the Unisys Puerto Rico Savings Plan. On December 30, 2016, the Plan was merged into the Unisys Plan. As a result, at December 31, 2016, the Plan interest in the Master Trust was zero.
4.    TAX STATUS OF THE PLAN
The Plan is a volume submitter and received an opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the Plan was in compliance with applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently, no audits for any tax periods are in progress.
5.    RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST
Certain Plan investments were shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also held shares of Common Stock of the Company. At December 31, 2016, the Master Trust held 1,525,628  shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
6.    SUBSEQUENT EVENTS
The Company has evaluated subsequent events since the date of these financial statements through June 28, 2017, the date the financial statements were issued. Management has determined there are no material subsequent events which require adjustment to or additional disclosure in the Plan's financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS TECHNICAL SERVICES SAVINGS PLAN

UNISYS CORPORATION

Date:	June 28, 2017	By:	/s/ Michael M. Thomson
Michael M. Thomson
Vice President and
Corporate Controller
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm